Filed by BlackRock Income Trust, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rules 13e-4 and 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock Income Trust, Inc.
Commission File No. 811-05542

Contact:
1-800-882-0052

BlackRock Announces Board Approval of the Reorganization of Three Taxable Fixed Income Closed-End Funds

New York, June 9, 2014 – BlackRock Advisors, LLC announced today that the Boards of Directors/Trustees of each of BlackRock Income Trust, Inc. (NYSE:BKT), BlackRock Income Opportunity Trust, Inc. (NYSE:BNA) and BlackRock Core Bond Trust (NYSE:BHK) have approved the reorganization of each of BKT and BNA into BHK, with BHK continuing as the surviving fund (each, a “Reorganization”).

It is currently expected that each Reorganization will be completed in late 2014, subject to required shareholder approvals and the satisfaction of applicable regulatory requirements and other customary closing conditions.  Approval of each Reorganization is not contingent upon approval of any other Reorganization.

Additional Information about the Reorganizations and Where to Find It

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of any of BKT, BNA and BHK (the “Funds”); nor is this press release intended to solicit a proxy from any shareholder of any of the Funds.  The solicitation of the purchase or sale of securities or of proxies to effect each Reorganization will only be made by a final, effective Registration Statement, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”).

This press release references a Registration Statement, which includes a Joint Proxy Statement/Prospectus, to be filed by the Funds.  This Registration Statement has yet to be filed with the SEC.  After the Registration Statement is filed with the SEC, it may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until the Registration Statement is declared effective by the SEC.

The Funds and their respective trustees, officers and employees, and BlackRock, and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the Reorganizations.  Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds' respective trustees, officers and employees, and BlackRock and its shareholders, officers and employees and other persons by reading the Joint Proxy Statement/Prospectus relating to the Reorganizations when it is filed with the SEC.

INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUSES AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE

REORGANIZATIONS.  INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY.  THE JOINT PROXY STATEMENT/PROSPECTUSES WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.  The Joint Proxy Statement/Prospectus will not constitute an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC's web site at www.sec.gov.  In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after each Registration Statement becomes effective by directing a request to BlackRock at (800) 882-0052.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide. At March 31, 2014, BlackRock’s assets under management were $4.401 trillion. BlackRock helps clients meet their goals and overcome challenges with a range of products that include separate accounts, mutual funds, iShares® (exchange-traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®. Headquartered in New York City, as of March 31, 2014, the firm had approximately 11,500 employees in more than 30 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa. For additional information, please visit the firm’s website at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in a Fund’s net asset value; (2) the relative and absolute investment performance of a Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to a Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of a Fund with the Securities and Exchange Commission (“SEC”) are accessible on the SEC's website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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